SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 18, 2013

Commission File Number: 001-34559

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

At the Annual General Meeting of Shareholders of Syneron Medical Ltd. held on July 18, 2013, the following resolutions were approved by the shareholders:

1.	Approval and ratification of the re-appointment of independent auditors for the Company's 2013 fiscal year and for an additional period until the next Annual General Meeting;

2.
Re-election of Ms. Yaffa Krindel as a Class II director to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the Meeting or until her successor has been duly appointed;

3.
Re-election of Dr. Michael Anghel and Mr. Dan Seusskind as the Company's external directors for three-year terms, effective as of November 7, 2013, in accordance with the provisions of the Israel Companies Law;

4.	Approval of a compensation policy regarding the terms of service and employment of the directors and officers of the Company, in accordance with the provisions of the Israel Companies Law;

5.	Approval of compensation to Dr. Shimon Eckhouse for his service as Chief Executive Officer;

6.	Approval of compensation to Mr. David Schlachet for his service as Chairman of the Board of Directors;

7.	Approval of compensation to Mr. David Schlachet for his prior service as interim Chief Financial Officer for a period of four months beginning in August 2012;

8.	Approval of updated compensation to directors of the Company; and

9.
Approval of a grant of options to acquire shares of Syneron Beauty Ltd., a wholly owned subsidiary of the Company, to each of Mr. David Schlachet and Dr. Michael Anghel, both of whom serve on the board of directors of the Company and of Syneron Beauty Ltd.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: July 18, 2013